UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
 of the Securities Exchange Act of 1934

For the month of July 2018

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
(Translation of registrant's name into English) 5 Ha’solelim Street, Tel Aviv, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

INVESTOR CONTACT: Kip E. Meintzer Check Point Software Technologies +1.650.628.2040 ir@checkpoint.com	MEDIA CONTACT: Chris Navalta Check Point Software Technologies +1.650.628.2260 press@checkpoint.com

Check Point Software Technologies Announces the Appointment of Dan Yerushalmi as
Check Point’s New Head of Global Sales and Strategy

SAN CARLOS, CA – July 30, 2018 — Check Point® Software Technologies Ltd. (NASDAQ: CHKP), a leading provider of cyber-security solutions globally, today announced the appointment of Dan Yerushalmi as Check Point’s new Head of Global Sales and Strategy.

Dan joined Check Point earlier this year with extensive sales, operations and strategy experience he acquired in his previous positions, making him a natural fit for this important role in our company. Over the last two decades, he held C-Level positions in large-scale enterprises in the technology, banking and telecom industries, including CTO, COO and VP Clients.

He will manage our worldwide field operations and engineering, channel sales and strategic technologies initiatives. All organizations and functions that previously reported to Pierre-Paul Allard as Head of Worldwide Sales, will now report to Dan.

In a letter to Check Point’s employees, Gil Shwed, Check Point’s Founder and CEO, expressed his gratitude to Pierre Paul Allard for his contribution to Check Point in the past two years and wished him all the best as he is now pursuing new endeavors.

Shwed also conveyed his gratitude to our sales operations which improved their executions, as shown in the quarterly reports we published several days ago

Dan Yerushalmi joined Check Point in May 2018. Prior to this, he served as Leumi Bank’s first executive VP, group CTO and COO. He also held key positions in Amdocs – a multinational technology corporation specializes in software and services for communications, media and financial services. Dan served as the company’s President EMEA for advertising and Media and regional VP& Client Business Executive.  Dan holds an MA in Psychology from the Bar Ilan University and BA in Computer Science and Psychology from the Tel Aviv University.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a leading provider of cyber security solutions to governments and corporate enterprises globally. Its solutions protect customers from cyber-attacks with an industry leading catch rate of malware, ransomware and other types of attacks. Check Point offers a multilevel security architecture that defends enterprises’ cloud, network and mobile device held information, plus the most comprehensive and intuitive one point of control security management system. Check Point protects over 100,000 organizations of all sizes.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

By:	/s/ Tal Payne
Tal Payne
Chief Financial Officer & Chief Operating Officer

July 30, 2018